April 20, 2012

Sent Via Facsimile and EDGAR Transmission

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3720
Washington, DC 20549
Attention: Larry Spirgel, Carlos Pacho and Leigh Ann Schultz

RE:	MetroPCS Communications, Inc. File No. 001-33409: Form 10-K for the year ended December 31, 2011, Filed February 29, 2012 Response to SEC Staff Comments dated April 6, 2012

Dear Sir/Madam:

MetroPCS Communications, Inc., Commission File Number 001-33409 (the “Company”), is pleased to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated April 6, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Annual Report”). The Company confirms that it intends to comply with the Staff’s comments in our future filings, as applicable.

For your convenience, the Company has repeated the comment of the Staff exactly as given in the Comment Letter and sets forth its responses below. In order to explain to the Staff the manner in which the Company intends to comply in future filings, it has provided in its response the sample disclosure format that has been marked to show the proposed changes in response to the Staff’s comments. Capitalized terms used in this letter and not defined herein have the meanings given to them in the Company’s Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 2. Summary of Significant Accounting Policies, page F-6

Revenues, page F-9

1.
We refer to your sale of handsets to indirect retailers. With a view toward providing enhanced disclosure in future filings, please tell us the nature of any incentives or commissions you provide to your retailers and your accounting for the related payments, including timing of when the payments are recorded. Provide your basis in U.S. GAAP.

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2250 Lakeside Boulevard    ●    Richardson, TX 75082    ●    Phone: 214-570-5812    ●    Fax: 214-570-5860

Securities and Exchange Commission Response Letter
April 20, 2012

Response:

In response to the Staff’s request for more information regarding the nature of the incentives or commissions the Company provides to indirect retailers in connection with the sale of our handsets and how the Company accounts for such payments, the Company provides commissions to indirect retailers for activations of new handsets for new subscribers, reactivations of handsets with previous history on the Company’s network (i.e. used handset, new activation), and for handset changes to a new device for existing subscribers. Commissions are recorded when earned by the indirect retailer at subscriber activation or handset change, and a corresponding liability is created until payment has occurred. Commissions on new activations and handset changes are recorded as a reduction of equipment revenue based upon FASB ASC 605-50-45-2, Customer Payments and Incentives, which states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. Commissions for reactivations are treated as an expense, since no related equipment revenue is recognized.

In response to the Staff’s comments, in future filings, the Company will modify its disclosure relating to indirect retailer commissions as indicated on page 4 below in this letter.

2.
We see that for equipment sales to indirect retailers you defer revenue and the related charges (i.e. net equipment subsidy) until the service is activated by the end customer. Tell us why you don’t record the net equipment subsidy at the time of shipment to the indirect retailer. In your analysis, tell us whether you consider the indirect retailer an agent and how you applied the criteria in FASB ASC 605-45. Additionally, tell us whether you have consignment arrangements with your indirect retailers.

Response:

In response to the Staff’s request for more information related to the net equipment subsidy, utilizing the guidance under FASB ASC 605-15, Revenue Recognition – Products, the Company considers the sale of handsets by an indirect retailer a consignment relationship where the indirect retailer does not assume all the risk and rewards associated with the purchase of handsets at the time of shipment to the indirect retailer. Additionally, the Company considers the indirect dealer an agent based on the guidance under FASB ASC 605-45, Revenue Recognition – Principal Agent Considerations. As a result, equipment revenue is recognized upon activation of the handset by the customer.

Although title to the product does pass to the indirect retailer at the time of shipment, this factor is mitigated based on the Company’s customary business practices that indicate the arrangement with the indirect retailer is one of consignment.

ASC 605-45-45-6 states in part that “an entity’s risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.” It is the Company’s customary business practice to offer price

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2250 Lakeside Boulevard    ●    Richardson, TX 75082    ●    Phone: 214-570-5812    ●    Fax: 214-570-5860

Securities and Exchange Commission Response Letter
April 20, 2012

protection to indirect retailers in the event of a Company decision to reduce handset prices. The Company typically provides an adjustment or credit to the indirect retailer for an amount of the price change for the inventory the indirect retailer has on hand. Pricing of handsets is extremely volatile and competitive given the nature of the industry and customer demand changes rapidly. Therefore, it is not feasible to reasonably estimate at the time of shipment which handset prices would be later adjusted, and hence what the ultimate sales price to the indirect retailer might be. Since the Company has a practice of providing credits back for a portion of the original sales price in the event of a Company driven price reduction to protect the indirect retailer from incurring a loss on the value of unsold inventory, this indicates the price of the handset is not fixed and determinable at the outset of the arrangement and the Company has retained inventory risk related to the handset.

In addition, although the indirect retailer is permitted contractually to charge an amount other than the suggested retail price, the suggested retail price is typically used in practice. This is evidenced by monitoring of indirect retailer activity within the Company’s markets, and the lack of apparent competition between indirect retailers and Company owned stores. In addition, the Company provides the indirect retailer with collateral and marketing material with the suggested retail pricing, and provides updated collateral in the event of a price change or promotion. The Company’s ability to influence control over the pricing of the handset, which effectively results in more consistent pricing, further supports the relationship is one of consignment. Moreover, indirect retailers do not change the product nor do they perform part of the actual services provided to the end customer other than delivery of the handset upon purchase and activation of the handset. Indirect retailers also do not have any discretion in supplier selection, and they are not involved in the determination of product or service specifications.

Customers are permitted to return handsets for a full refund within a certain period of time from purchase. ASC 605-45-45-5 states in part that general inventory risk exists if an entity takes title to a product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. If a customer returns a handset to an indirect retailer where purchased, the indirect retailer is entitled to receive a full refund from the Company under the Company’s return policy. Therefore, the indirect retailer does not have inventory risk for returns further supporting the relationship with the indirect retailer is one of consignment. The Company is able to estimate the amount of customer returns after handset activation and during the permitted return period based on historical return rates and provides for an allowance as of period end. The allowance amounts have historically been immaterial.

Furthermore, the commission to the indirect retailer is based on the rate plan selected by the end customer. Although the indirect retailer is commissioned on the full amount of the first month rate plan value, this amount is unknown at the time the handset is shipped to the indirect retailer. As such, the amount of net consideration to be received from the indirect retailer is known only at the time of customer activation. Therefore, the price received from the indirect retailer for the handset is not considered to be fixed and determinable at the time of shipment to the indirect retailer, thus further supporting the recognition of the equipment revenue at time of activation.

ASC 605-45-17 indicates, if the entity “earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.” Indirect retailers are commissioned based on the rate plan selected by the end customer indicating that the indirect retailer is acting as an agent of the Company.

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2250 Lakeside Boulevard    ●    Richardson, TX 75082    ●    Phone: 214-570-5812    ●    Fax: 214-570-5860

Securities and Exchange Commission Response Letter
April 20, 2012

In summary, the arrangements for the distribution of handsets with indirect retailers are considered those of consignment rather than a sale, and indirect retailers are considered agents of the Company for the reasons discussed above. Accordingly, the Company defers recognition in the income statement of the sale of handsets and the related cost of equipment until the handset is activated by the customer.

In response to the Staff’s comments, in future filings, the Company will modify its disclosure relating to revenues in reference to the above items in a manner similar to the following:

2. Summary of Significant Accounting Policies: Revenues (sixth and seventh paragraphs):

Equipment revenues arise from the sale of handsets and accessories. Revenues and related costs from the sale of handsets in the Company's retail locations are recognized at the point of sale. Handsets shipped to indirect retailers are recorded as deferred revenue and deferred charges upon shipment by the Company and are recognized as equipment revenues and related costs when service is activated by its customers, since the level of potential price protections and commissions ultimately granted to indirect retailers is not reliably estimable until the handsets are sold by such indirect retailers to customers. Revenues and related costs from the sale of accessories through Company owned stores are recognized at the point of sale. Accessories sold by indirect retailers are purchased from third party distributors rather than the Company. The costs of handsets and accessories sold are recorded in cost of equipment at average cost.

Sales incentives offered without charge to customers related to the sale of handsets are recognized as a reduction of revenue when the related equipment revenue is recognized. Indirect retailers are commissioned on activations of new handsets. These commissions are recognized as a reduction to equipment revenue when the equipment revenue is recognized under the guidance of FASB ASC 605-50. Indirect retailers are also commissioned on reactivations. Reactivation commissions with no related equipment purchase are recognized as an expense when earned at activation. Through January 2010, customers had the right to return handsets within 30 days or 60 minutes of usage, whichever occurred first. In January 2010, the Company amended the terms of its return policy to allow customers the right to return handsets within 7 days and 60 minutes of usage.

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2250 Lakeside Boulevard    ●    Richardson, TX 75082    ●    Phone: 214-570-5812    ●    Fax: 214-570-5860

Securities and Exchange Commission Response Letter
April 20, 2012

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments on our response or future filings, please direct such to me at (214) 570-5812, facsimile number (214) 570-5860, or by electronic mail to bcarter@metropcs.com. Please send written correspondence to my attention at 2250 Lakeside Blvd., Richardson, TX 75082. Thank you for your assistance.

Sincerely,

/s/ J. Braxton Carter

J. Braxton Carter
Chief Financial Officer & Vice Chairman
MetroPCS Communications, Inc.

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2250 Lakeside Boulevard    ●    Richardson, TX 75082    ●    Phone: 214-570-5812    ●    Fax: 214-570-5860